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When Today's AI Startups Go Public, Most Of The Rapid Growth Will Likely Be Behind Them — Here's How Not To Get Left Out Using Just $10

Nvidia's surge from relative obscurity to becoming one of the most significant companies in the world is nothing short of astonishing. Investors clearly expect it to carry the AI revolution on its shoulders with its reliable hardware. However, there are hundreds of companies that will witness similar growth in the coming years. Judging by the current entrepreneurial climate, most of this growth will happen before these companies receive their tickers, largely leaving individual investors out. One fund has solved this by letting you invest in a visionary venture capital (VC) fund whose portfolio is [full of AI and machine learning startups with as little as $10].


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ACCOUNT VALUE
$32,163.14
NET CONTRIBUTION
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NET RETURN
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You Can Invest with the Fundrise Innovation Fund Today

The Fundrise Innovation Fund is proving itself as a strong investment fund for both non-accredited and accredited investors alike. Over 35,000 investors have trusted it to grow their assets and the fund has deployed over $100 million so far into some of the world's best tech companies. If you look through the collection of pre-IPO companies it holds a stake in, we think you'll be impressed.

‘Picks And Shovels’

The Fundrise Innovation Fund approaches its VC investments with a high degree of scrutiny. Apart from strong fundamentals, the companies must show great potential. Right now, it focuses on companies laying the groundwork necessary to accelerate the AI revolution.

So far, the fund has invested in 4 of the top 5 companies on Forbes’ Cloud 100 list, which ranks the world’s best private cloud companies. The fund then holds positions in 8 additional portfolio companies. In the ‘90s or early 2000s, many companies at these stages would’ve already been public for years. However, times are different now.

Startups Are In No Rush To Go Public

Prior to the dot-com bubble, it took startups an average of five years to go public. Now, due to various factors, it takes them from eight to twelve years. By the time you can easily buy their stocks, today’s startups have likely already matured and gone through the rapid growth phase. Virtually the only way to capitalize on this is to own a stake in a VC firm or a hedge fund legally capable of acquiring a stake.

The problem is that you often need to know someone on the inside to be able to do that, their fees cut deeply into your gains, and minimum investments go well into the six or even seven figures. The Fundrise Innovation Fund offers a solution to all that.

The typical venture capital fund charges a 2% management fee *and* takes 20% of the profits. The Innovation Fund only charges a 1.85% management fee and that’s it. Any appreciation in the fund’s Net Asset Value (NAV) belongs to you. Accredited and non-accredited investors can get a stake, and it takes as little as $10 to do so. Outside of the Innovation Fund, the current investment landscape is structured in a way that’s going to leave individual investors out of possibly the biggest technological leap forward of this century.

Click here to participate in it.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund’s prospectus. Read them carefully before investing.